October 17, 2024
+1 617 526 6000 (t) +1 617 526 5000 (f) wilmerhale.com

By Electronic Submission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Alan Campbell and Daniel Crawford

Re:	Telix Pharmaceuticals Limited
Draft Registration Statement on Form 20-F
Submitted September 13, 2024
CIK No. 0002007191

Ladies and Gentlemen:

On behalf of Telix Pharmaceuticals Limited (the “Company”), we are responding to the comments contained in a letter, dated October 10, 2024 (the “Letter”) from the Staff (the “Staff”) of the Office of Life Sciences of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Christian Behrenbruch, Ph.D., the Company’s Chief Executive Officer, relating to the above referenced Draft Registration Statement on Form 20-F.

The Company is also filing a Registration Statement on Form 20-F (the “Registration Statement”) relating to the registration of securities pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended.

Set forth below are the Company’s responses to the Staff’s comments. The responses are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comment by making changes to the disclosure in the Registration Statement. Page numbers referred to in the responses reference the applicable page numbers in the Registration Statement.

October 17, 2024

Draft Registration Statement on Form 20-F

Item 4. Information on the Company

B. Business Overview

Our Product Pipeline, page 96

1.
We note your inclusion of TLX007 in your product pipeline table. Please revise your disclosure accompanying your pipeline table to clarify, if true, that TLX007 is an extended stability version of Illuccix. Alternatively, please advise.

Response:
The Company advises the Staff that while TLX007-CDx is designed to provide extended stability post-production due to its higher radioactivity, TLX007-CDx has its own new drug application as it has a different formulation than Illuccix. In response to the Staff’s comment, the Company has revised its disclosure on page 98 of the Registration Statement to provide this clarification.

Glioma and LAT1/LAT2, page 100

2.
Please provide the basis for the statement on pages 100 and 117 that TLX102 demonstrated a “favorable efficacy and safety profile.” To the extent that this claim is based on management’s belief, please so state.

Response:
In response to the Staff’s comment, the Company has revised its disclosure on pages 101 and 118 of the Registration Statement to state that this statement is based on management belief’s that TLX102 has the potential to have a favorable efficacy and safety profile based on pre-clinical studies with TLX102.

Bone Metastases and Pain Palliation, page 102

3.
We note your claim that TLX090 has improvements in formulation and manufacturing that enabled it to demonstrate fewer impurities, lower toxicity, lower costs and expanded availability in early clinical trials as compared to Quadramet®. To the extent that this statement is not based on head-to-head clinical trial data, please remove it.

Response:
In response to the Staff’s comment, the Company has revised its disclosure on pages 103 and 124 of the Registration Statement to remove the statement.

Intellectual Property, page 128

4.	Please revise your Intellectual Property section starting on page 128 to disclose all jurisdictions where you have patent applications for each of your patent families.

Response:
In response to the Staff’s comment, the Company has revised its disclosure on pages 132, 133, 134 and 135 of the Registration Statement to disclose all jurisdictions where the Company has patient applications for each its patent families.

October 17, 2024

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6083 or e-mail at craig.hilts@wilmerhale.com. Thank you for your assistance.

Very truly yours,
/s/ Craig Hilts
Craig Hilts

cc:	Christian Behrenbruch, Ph.D., Telix Pharmaceuticals Limited
Lena Moran-Adams, Telix Pharmaceuticals Limited
Jason Kropp, Wilmer Cutler Pickering Hale and Dorr LLP